UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Sangoma Technologies Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

80100R408

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80100R408	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON Star2Star Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON OO

CUSIP No. 80100R408	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON Old Town Gelato, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,749,855
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,749,855
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,855
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Based on 22,259,151 Common Shares outstanding as of November 1, 2022.

CUSIP No. 80100R408	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Norman A. Worthington, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,749,855
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,749,855

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,855
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 22,259,151 Common Shares outstanding as of November 1, 2022.

CUSIP No. 80100R408	SCHEDULE 13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer:

Sangoma Technologies Corporation (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices:

100 Renfrew Drive, Suite 100, Markham ON L3R 9R6, Canada

ITEM 2.	(a)	Name of Persons Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

	(i)	Star2Star Holdings, LLC (“Star2Star”)

	(ii)	Old Town Gelato, LLC

	(iii)	Norman A. Worthington, III

	(b)	Address of Principal Business Office, or if none, Residence:

The principal address of each of the Reporting Persons 301 N. Cattleman Road, Suite 300 Sarasota FL 34232, Attn: Bruce Illes.

	(c)	Citizenship:

See responses to Item 4 on each cover page.

	(d)	Title of Class of Securities:

Common Shares

	(e)	CUSIP Number:

80100R408

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

CUSIP No. 80100R408	SCHEDULE 13G	Page 6 of 8

ITEM 4.	OWNERSHIP

	(a)	Amount beneficially owned:

As of December 31, 2022, the Reporting Persons owned the following number of the Company’s Common Shares:

		(i)	Star2Star owned of record 0 Common Shares or 0% of the issued and outstanding Common Shares.

		(ii)	Old Town Gelato, LLC owned of record 1,749,855 Common Shares or 7.9% of the issued and outstanding Common Shares.

		(iii)	Norman A. Worthington, III owned of record no Common Shares or 0.0% of the issued and outstanding Common Shares.

Star2Star is controlled by Old Town Gelato, LLC. Old Town Gelato, LLC is controlled by Norman A. Worthington, III. By virtue of the foregoing, Mr. Worthington may be deemed to beneficially own the Common Shares owned of record by Old Town Gelato, LLC.

	(b)	Percent of class:

The calculation of beneficial ownership herein is based on an aggregate of 22,259,151 Common Shares reported by the Company to be outstanding as reflected in the Company’s Management Information Circular, filed as Exhibit 99.3 to a Form 6-K filed with the U.S. Securities and Exchange Commission on November 16, 2022.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

See row 5 of the cover page of the Reporting Person.

		(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover page of the Reporting Person.

		(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of the Reporting Person.

		(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of the Reporting Person.

CUSIP No. 80100R408	SCHEDULE 13G	Page 7 of 8

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Star2Star Holdings, LLC no longer beneficially owns any Common Shares.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

Exhibit Index

Exhibit 99.1 †	Joint Filing Agreement, dated February 7, 2022, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

† Already filed.

CUSIP No. 80100R408	SCHEDULE 13G	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

STAR2STAR HOLDINGS, LLC

By:	/s/ Norman A. Worthington, III
Name: Norman A. Worthington, III
Title: Chief Executive Officer

OLD TOWN GELATO, LLC

By:	/s/ Norman A. Worthington, III
Name: Norman A. Worthington, III
Title: Manager

NORMAN A. WORTHINGTON, III

/s/ Norman A. Worthington, III